UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

American Housing Income Trust, Inc.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Maryland	333-150548	75-3265854
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(COMMISSION FILE NO.)	(IRS EMPLOYER IDENTIFICATION NO.)

34225 N. 27th Drive, Building 5, Phoenix, Arizona 85085

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(623) 551-5808

(ISSUER TELEPHONE NUMBER)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each
To be so registered	Class is to be registered

Common Stock, $.01 par value	Over The Counter: QB

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates (if applicable): 333-150548

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

American Housing Income Trust, Inc. (the “Company”) is filing this Registration Statement on Form 8-A, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its listing of shares of its common stock, par value of $.01/share (the “Common Stock”), on the OTC:QB Marketplace. The Common Stock has been approved for listing on the OTC:QB with the symbol “AHIT.”

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Description of Securities

This Form 8-A is being filed contemporaneously with its Form S-11/A filed on December 1, 2015, and as subsequently amended on April 5, 2016 (the “Form S-11”). The Form S-11 included the disclosure of updated Form 10 financial information and related disclosures. The Form S-11 is incorporated herein by reference.

On April 30, 2008, at the time in which the Company was operating under its predecessor name of Green Bikes Rental Corporation, the Company had registered 2,000,000 shares of its common stock on Form S-1. This registration on Form S-1 was effective at 11:00 a.m. EST on May 9, 2008. This public offering resulted in the sale of 508,300 shares of registered common stock. As a result of the reverse merger with American Realty Partners, LLC on July 7, 2015, as reported on Form 8-K, and in connection with the approved reverse stock split of 1:1,000, these registered shares on Form S-1 were diluted to a total issuance of 51 shares (following beneficial round-up). In addition to the reverse stock split, the Company changed its domicile from Nevada to Maryland, as set forth in its Schedule 14C dated March 30, 2015.

Under Item 202 of Regulation S-K, the Company is to disclose any share classes and any provisions of its Bylaws that might affect an investor, such as any clauses that may act as a “poison pill” or liability of shares to foreign tax. The Company currently does not have any such disclosures, and furthermore, directs any investor to the Bylaws and Articles of Incorporation, as amended - both of which are set forth in the exhibits, below. The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.01 per share, of which there are 7,566,815 issued and outstanding, and 10,000,000 shares of preferred stock par value $.0001 per share, of which none have been designated or issued. The Company is seeking the registration of its common stock, of which 7,566,815 shares have been designated as Selling Shareholder shares on its Form S-11.

We have not paid any dividends on our common stock, however, the Company has disclosed its dividend policy in its Form S-11. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination, if any. The payment of any dividends, if any, will be within the discretion of our then existing Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, the Board of Directors does not anticipate paying any cash dividends until such time they determine that doing so is necessary in operating as a REIT. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock.

We have not issued and do not have outstanding any warrants to purchase common shares. We have issued common stock to Sean Zarinegar and stock options to Jeff Howard under their respective employment agreements. Performance Realty exercised its option under the First Amended Operating Agreement for American Realty, as discussed herein. We have not issued and do not have outstanding any securities convertible into common shares or any rights convertible or exchangeable into common shares.

Other Relevant Information

The Maryland charter authorizes us to issue a total of 110,000,000 shares of stock, consisting of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. A Maryland corporation generally cannot amend its charter unless the action is advised by its board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. The Maryland charter provides that amendments to our charter (other than amendments to the provisions of the Maryland charter related to the removal of directors or amendments to the vote required to amend such provisions, which must be approved by at least two-thirds of the votes entitled to be cast on the amendment) generally may be approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

A Maryland corporation may also provide in its charter that the board of directors, with the approval of a majority of the entire board, and without action by the shareholders, may approve amendments to the charter to increase or decrease the aggregate number of shares of stock that the corporation is authorized to issue or the number of shares of stock of any class or series that the corporation is authorized to issue. The Maryland charter provides the board of directors with such power.

The Maryland charter authorizes our Board of Directors to classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our Board of Directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. This action may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

We believe that the power of the Board of Directors to approve amendments to the Maryland charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue the classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The Company’s Board of Directors, after the Maryland conversion, as set forth in our Schedule 14C dated March 30, 2015, has the power to authorize the Company to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of its common stock or otherwise be in the best interests of the Company.

The Maryland charter contains restrictions on the ownership and transfer of stock. The relevant sections of the charter provide, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of the Company’s common stock, or 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of all classes and series of the Maryland corporation’s capital stock. These limits are collectively referred to as the “ownership limit.” A person or entity which becomes subject to the ownership limit by virtue of a violative transfer which results in a transfer to a trust, as described below, is referred to as a “prohibited owner” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of shares of the Maryland corporation’s stock.

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of the Maryland corporation’s common stock, or 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of all classes and series of the Maryland corporation’s capital stock (or the acquisition of an interest in an entity which owns, actually or constructively, shares of the Maryland corporation’s stock by an individual or entity), could, nevertheless, cause such individual or entity, or another individual or entity, to own constructively shares of stock in excess of the ownership limit.

The Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in the Maryland corporation being “closely held” within the meaning of section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the Maryland corporation failing to qualify as a REIT. As a condition of its waiver, the Board of Directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Board of Directors with respect to the qualification of the Maryland corporation as a REIT.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Board of Directors may from time to time increase or decrease the ownership limit for persons and entities unless, after giving effect to such increase, five or fewer persons could own or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding or the Maryland corporation would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of the Maryland corporation’s common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of the Maryland corporation’s common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of common stock or stock of any other class or series, as applicable, in excess of such percentage ownership of common stock or stock of all classes and series will be in violation of the ownership limit.

The charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of the Maryland corporation’s stock which would result in it being “closely held” under section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Maryland corporation to fail to qualify as a REIT; and

•	any person from transferring shares of the Maryland corporation’s stock if such transfer would result in shares of its stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of the Maryland corporation’s stock which will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of its stock must give at least 15 days prior written notice to the Maryland corporation and provide it with such other information as it may request in order to determine the effect of such transfer on the Maryland corporation’s qualification as a REIT. The foregoing restrictions on ownership and transfer of the Maryland corporation’s stock will not apply if its Board of Directors determines it is no longer in the Maryland corporation’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any transfer of shares of the Maryland corporation’s stock would result in shares of its stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of the Maryland corporation’s stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by the Board of Directors or in the Maryland corporation being “closely held” under section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares (rounded up to the nearest whole share) which would cause the prohibited owner to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by the Maryland corporation and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event which results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the Maryland corporation’s discovery of the automatic transfer of the shares to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Maryland corporation being “closely held” under section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the Maryland charter provides the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to the Maryland corporation, or its designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (2) the market price on the date the Maryland corporation, or its designee, accepts such offer. The Maryland corporation may reduce the amount payable by the amount of any dividend or other distribution the Maryland corporation has paid to the prohibited owner before it discovered the shares had been automatically transferred to the trust and are then owed to the trustee as described above, and the Maryland corporation may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. The Maryland corporation has the right to accept such offer until the trustee has sold the shares of stock held in the trust as discussed below. Upon a sale to the Maryland corporation, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary.

If the Maryland corporation does not buy the shares, the trustee must, within 20 days of receiving notice from the Maryland corporation of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of the Maryland corporation’s stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution the Maryland corporation paid to the prohibited owner before it discovered the shares had been automatically transferred to the trust and are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by the Maryland corporation of the transfer of shares to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent the prohibited owner received an amount such shares that exceeds the amount such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by the Maryland corporation and will be unaffiliated with it and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by the Maryland corporation with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to the Maryland corporation’s discovery of the transfer of the shares to the trust will be paid by the recipient to the trustee upon demand.

Subject to Maryland law, effective as of the date the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion, to rescind as void any vote cast by a prohibited owner prior to the Maryland corporation’s discovery of the transfer of the shares to the trust; and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. However, if the Maryland corporation has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if the Board of Directors determines that a proposed transfer would violate the restrictions on ownership and transfer of the Maryland corporation’s stock, the Board of Directors will take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Maryland corporation to redeem the shares of stock, refusing to give effect to the transfer on the books of the Maryland corporation or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Maryland corporation’s stock, within 30 days after the end of each taxable year, must give the Maryland corporation written notice, stating the shareholder’s name and address, the number of shares of each class and series of the Maryland corporation’s stock the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide the Maryland corporation with such additional information as it may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on the Maryland corporation’s qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide the Maryland corporation with such information as it may request in order to determine its qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limit. Any certificates representing shares of stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if the Board of Directors determines it is no longer in the best interests of the Maryland corporation to continue to move towards qualification as a REIT. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control which might involve a premium price for the common stock or otherwise be in the best interest of the shareholders.

The Maryland General Corporation Law provides that dividends and other distributions may be declared and paid on the corporation's capital stock as authorized by the board and subject to any restrictions contained in the corporation's charter, provided that no dividends may be paid if, after giving effect to the dividend or other distribution: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, any amount required to be paid to holders of preferred stock in the event of a dissolution of the corporation. Notwithstanding clause (ii) in the immediately preceding sentence, a corporation may make a dividend or other distribution from: (a) the net earnings of the corporation for the fiscal year in which the dividend or other distribution is made; (b) the net earnings of the corporation for the preceding fiscal year; or (c) the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

The Maryland Bylaws state that dividends and other distributions may be authorized by the Board of Directors and may be paid in cash, property or stock of the corporation, subject to the provisions of law and the Maryland charter. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Company available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Company or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

As disclosed in our Form S-11, On April 4, 2015, the Board of Directors approved a Stock Repurchase Program. The Stock Repurchase Program shall be effective on the fifth business day following the filing of the resolution with the SEC on Form 8-K, which occurred on April 5, 2015.  The “Term,” as defined in the resolution, expires on the earlier of November, 1, 2016 or a determination by the Board of Directors that the original conclusions and determinations by the Board of Directors in support of the Stock Repurchase Program are no longer valid or no longer consistent with the Company’s short-term and long-term objectives. Until such time the Company can avail itself to the Rule 10b-18 safe harbor, the repurchases will be conducted through privately negotiated transactions, and are not being made subject to restrictions on volume, price or timing.

The Company’s accountants are to ensure that accurate disclosures are made pursuant to Regulation S-K, and Forms 10-Q and 10-K, including but not limited to the required tabular information and discussion in the Liquidity and Capital Resources section of the MD&A in future reporting since the implementation of the Stock Repurchase Program might be considered a “known trend” or “commitment” that is reasonably likely to result in a material change to the Company’s liquidity.  Once the registration statement on Form S-11/A is deemed effective, the Board of Directors will reassess restructuring the Stock Repurchase Program in order to take advantage of the Rule 10b-18 safe harbor.  In the event the Board of Directors determines that the Company will rely solely on the Rule 10b-18 safe harbor, the Board of Directors shall direct its officers to issue a disclosure on Form 8-K and an updated press release disclosing that the Stock Purchase Program will be suspended for four calendar weeks in order to comply with the safe harbor rules in light of trading of its stock, and to assess the Stock Repurchase Program in light of Rule 101 and Rule 102 of Regulation M, and rules set forth by FINRA’s Market Regulation Department in monitoring over-the-counter trading.

 The Board of Directors has concluded that in order to mitigate against any claims of market manipulation during the time period in which it is not eligible for protections under the Rule 10b-18 safe harbor, the Company’s directors, officers and affiliates, including Performance Realty Management, LLC, American Realty Partners, LLC, Mr Zarinegar and Mr. Hedrick are precluded from participating in the Stock Repurchase Program, until further resolution of the Board of Directors.  The Board of Directors further instructs the officers and directors to not disclose any non-public information to any shareholders expressing an interest in the Stock Repurchase Program.

If a proposed purchase under the Stock Repurchase Program is “pending,” i.e. agreement executed but the shares not repurchased, and it coincides with the announcement of a material development regarding the Company, the officers shall defer the closing for five (5) days following disclosure of the announcement on Form 8-K in order to allow for the full dissemination of information.  Moreover, the five (5) day deferral period also applies to any situation in which the officers are engaged in negotiations or discussions regarding a materially definitive agreement, or material corporate event, such as a merger, acquisition or similar transaction.

Transfer Agent and Registrar

The Company’s transfer agent is Issuer Direct Corporation. Its contact information is 500 Perimeter Dr., Suite D in Morrisville, North Carolina 27560 and its telephone number is (919) 744-2722.

ITEM 2. EXHIBITS

Exhibit	Exhibit Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
3.1	Certificate of Incorporation	-	S-1	-	31.1	4/30/2008
3.2	By-Laws	-	S-1	-	3.2	4/30/2008
3.3	Minutes of Shareholders	-	8-K	-	99.1	2/5/2015
3.4	Minutes of Board of Directors	-	8-K	-	99.2	2/5/2015
3.5	Written Consent of Shareholder	-	8-K	-	10.1	2/18/2015
3.6	Resolution of the Board of Directors	-	8-K	-	10.2	2/18/2015
3.7	Articles of Conversion in Nevada, Received by May 8, 2015	-	8-K	-	10.1	5/14/2015
3.8	Articles of Incorporation in Maryland, Received on May 11, 2015	-	8-K	-	10.2	5/14/2015
3.9	Articles of Conversion in Maryland, Received by May 11, 2015	-	8-K	-	10.3	5/14/2015
3.1	First Amended By-laws	-	8-K	-	10.2	6/29/2015
3.11	Shareholder Consent	-	8-K	-	10.3	6/29/2015
3.12	Articles of Amendment	-	8-K	-	10.4	6/29/2015
3.13	Registration Statement	-	S-1	-		4/30/2008
3.14	Registration Statement (Pending Effectiveness)	-	S-11/A	-		4/6/2016
3.15	Resolution (Stock Repurchase Program)	-	S-11/A	-	3.36	4/6/2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

American Housing Income Trust, Inc.

By:  /s/ Jeff Howard

Name:  Jeff Howard

Title: Chief Executive Officer and President

Dated: April 6, 2016

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